

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 27 2015
WASH. D.C.
194

SEC MAIL
PROCESSING
SECTION

SEC FILE NUMBER
8-53495

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder


15045919

REPORT FOR THE PERIOD BEGINNING_____01/01/14_____ AND ENDING_____12/31/14_____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silverwood Partners LLC

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

Silverwood Farm Place, 32 Pleasant Street
                                      (No. and Street)

Sherborn, MA 01770

        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Hodson-Walker☐
508-651-2194☐
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Forman, Itzkowitz, Berenson & LaGreca, P.C.
                        (Name – *if individual, state last, first, middle name*)

404 Wyman Street, Suite 275, Waltham, MA 02451

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, Jonathan Hodson-Walker _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silverwood Partners LLC _____ , as of December 31, _____ , 20 14 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
MANAGING PARTNER
Title

_____
Notary Public

NICOLAS A. MCCOY
Notary Public
Massachusetts
Commission Expires Aug 12, 2016

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



FORMAN, ITZKOWITZ, BERENSON & LAGRECA, P.C.

CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Silverwood Partners, LLC
Sherborn, Massachusetts

We have audited the accompanying statements of financial condition of Silverwood Partners, LLC as of December 31, 2014 and 2013, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Silverwood Partners, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Silverwood Partners, LLC as of December 31, 2014 and 2013 in accordance with accounting principles generally accepted in the United States of America.

Forman, Itzkowitz, Berenson + LaGreca, P.C.

February 26, 2015

404 Wyman Street, Suite 275, Waltham, MA 02451-1264
Tel: (781) 487-9200 • Fax: (781) 487-9204 • www.fibl.com



The CPA. Never Underestimate The Value.®

1

SILVERWOOD PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2014	2013
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 742,704	$ 605,034
Property and Equipment	84,709	87,597
	$ 827,413	$ 692,631
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	$ 138,590	$ 59,990
Members' Equity	688,823	632,641
	$ 827,413	$ 692,631

The accompanying notes are an integral part of this financial statement.

Note 1 - Description of Operations

Silverwood Partners, LLC, located in Sherborn, Massachusetts, provides investment banking services to both public and privately held companies worldwide but primarily in the United States. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Note 2 - Summary of Significant Accounting Policies

(a)   Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using accelerated and straight-line methods over the estimated useful lives of the respective assets. The Company's capitalization policy is to generally capitalize all equipment with a cost in excess of $2,000. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

(b)   Use of Estimates and Assumptions in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)   Income Taxes

The income from the Limited Liability Company (LLC) is included in the income tax returns of the individual members. Consequently, no provision is made for income taxes in the financial statements of the Company.

Management has evaluated significant tax positions against the criteria established by professional standards and believes there are no such tax positions requiring accounting recognition in the financial statements. Management does not believe its evaluation of tax positions will significantly change within twelve months of December 31, 2014. Any changes in tax positions will be recorded when the ultimate outcome becomes known. The Company's income tax returns are subject to examination by taxing authorities generally for three years.

Note 2 - Summary of Significant Accounting Policies (Continued)

(d)   Cash Equivalents

The Company considers amounts invested in money market mutual funds to be cash equivalents.

Note 3 - Property and Equipment

Property and equipment consist of the following:

	2014	2013
Furniture and fixtures	$ 35,981	$ 35,981
HVAC	10,080	10,080
Land improvements	13,500	13,500
Leasehold improvements	67,462	67,462
	127,023	127,023
Less accumulated depreciation	(42,314)	(39,426)
	$ 84,709	$ 87,597

Depreciation expense was $2,888 in 2014 and $4,310 in 2013.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the Company maintain net capital equal to the greater of either $5,000, or 1/15 of the ratio of aggregate indebtedness to net capital, both as defined. The Company's net capital requirements were $9,239 and $5,000 at December 31, 2014 and 2013, respectively. The Company is required to provide reports quarterly, to the Securities and Exchange Commission verifying its compliance with Rule 15c3-1. The Company had net capital of $604,114 in 2014 and $545,044 in 2013 which was in excess of the Company's required minimum net capital by $594,875 in 2014 and $540,044 in 2013.

Note 5 - Credit Risks

Throughout the year the Company maintains cash balances in excess of $250,000 in a financial institution. The Federal Deposit Insurance Corporation insures up to $250,000 for each depositor. Approximately $493,000 was at risk as of December 31, 2014, and $529,000 at December 31, 2013.

Note 6 - Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, and accounts payable and accrued expenses approximate their fair market value due to the short term maturities of these instruments.

Note 7 - Subsequent Events

Professional standards state that an entity is required to evaluate subsequent events through the date the financial statements are issued or are available to be issued. The Company has evaluated subsequent events through the date the report was available for issuance, February 26, 2015.

Note 8 - Contingencies

The Company has clients that have future obligations to the Company based on future performance and sales of their businesses. These obligations may arise from: (i) payments derived from sales of a client's products in a given year, (ii) the liquidation of a reinvested equity stake by a business owner in a partial sale transaction, (iii) highly doubtful fee payment obligations that require a client to obtain capital to fund fees payable to the Company, and (iv) the return on invested capital of an investor represented by the Company in an investment transaction. Due to the highly speculative nature of such future client obligations to the Company and the difficulty in assigning a value thereto, such obligations are effectively fully reserved and are not reported in the income statement, balance sheet or cash flow statement until related payments are actually received by the Company.



FORMAN, ITZKOWITZ, BERENSON & LAGRECA, P.C.

CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Silverwood Partners, LLC
Sherborn, Massachusetts

We have reviewed management's statements included in the accompanying Exemption Report, in which (1) Silverwood Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Silverwood Partners, LLC claimed an exemption from 17 C.F.R. §15c3-3: ((2)(i) (the "exemption provisions") and (2) Silverwood Partners, LLC stated that Silverwood Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Silverwood Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Silverwood Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Forman Itzkowitz, Berenson & LaGreca, P.C.

February 26, 2015

404 Wyman Street, Suite 275, Waltham, MA 02451-1264
Tel: (781) 487-9200 • Fax: (781) 487-9204 • www.fibl.com



The CPA. Never Underestimate The Value.®

 **SILVERWOOD PARTNERS**

Silverwood Partners, LLC's Exemption Report

Silverwood Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(i) The Company does not carry customer funds.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

SILVERWOOD PARTNERS LLC

I, Nicholas McCoy, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

/s/ Nicolas McCoy
Managing Director

February 26, 2015

SILVERWOOD PARTNERS LLC
Silverwood Farm Place, 32 Pleasant Street, Sherborn, MA 01770
Tel: 508.651.2194 • Fax: 508.651.9590
www.silverwoodpartners.com
Member FINRA SIPC